Exhibit 99.8

TOTAL
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Isabelle DESMET
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Paul FLOREN
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Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
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Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
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Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Vietnam: Total and PetroVietnam sign a Production Sharing Contract
Paris, March 20, 2009 — Total announces that its affiliate, Total Exploration and Production Vietnam (“Total”), has signed a Production Sharing Contract with Vietnam Oil and Gas Group (PetroVietnam) for the exploration blocks DBSCL-02 and DBSCL-03. The blocks, which are located in the Mekong Delta area onshore, will be operated by Total with a 75% interest, PetroVietnam Exploration Production (“PVEP”) holding a 25% interest.
Having created a partnership in 2007 with PVEP and the Korean company SK on offshore block 15-1/05, Total continues to develop its presence in Vietnam.
Total’s experience in managing the environmental impact of its activities will be crucial in the Mekong Delta. The exploration activities will be carried out without disruption of the community’s activities and following the environmental and social framework that is being set by the Authorities.
About the exploration works
Block DBSCL-02 covers an area of nearly 14,850 square kilometres and block DBSCL-03 covers an area of almost 13,800 square kilometres. Under the terms of the agreement, the first exploration phase will cover the acquisition of 2D seismic on each block.
Total Exploration & Production in Asia & Far East
At 246,000 barrels of oil equivalent per day, the Asia-Pacific region accounted for 11% of the Group’s global production in 2008. Total is primarily active in Indonesia, where it has operated the Mahakam block with partner Inpex since 1970 and is one of the country’s leading producers of natural gas. The group has also gas and condensate production assets in Thailand, Myanmar and in the Sultanate of Brunei.
Total also holds exploration permits in Australia, Indonesia, Vietnam and Malaysia. It has a 24% stake in Australia’s Ichthys LNG project, in partnership with Inpex, and signed a contract with China National Petroleum Corporation to appraise natural gas resources in the South Sulige block in China, for which a development plan was submitted in November 2008.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com